Exhibit 99-2


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal years ended                  December 31, 1996

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [ NO FEE REQUIRED]

For the transition period from               to
Commission file number

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CENTRAL MAINE POWER COMPANY
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                               FOR UNION EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CENTRAL MAINE POWER COMPANY
                                 83 EDISON DRIVE
                              AUGUSTA, MAINE 04336


                           Central Maine Power Company

                              Form 11-K - Year 1996

                           Central Maine Power Company
                      Employee Savings and Investment Plan

                               For Union Employees

                              REQUIRED INFORMATION


The following financial statements shall be furnished for the plan:

                                                                    Page No.
(a) Financial Statements

    Report of Independent Public Accountants                           F-1

    Statements of Net Assets Available for Benefits                    F-2

    Statement of Changes in Net Assets Available for Benefits       F-3, F-4

    Notes to Financial Statements                              F-5 through F-13

    Supplemental Schedules:
         I   - Item 27a Schedule of Assets Held for Investment S-1 through S-3
               Purposes at December 31, 1996
        II   - Item 27d Schedule of Reportable Transactions for        S-4
               the Year Ended December 31, 1996

(b) Exhibits

    Consent of Independent Public Accountants                          E-1

    Signature                                                          E-2





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Central Maine Power Company:

     We have audited the accompanying statements of net assets available for benefits of the CENTRAL MAINE POWER COMPANY EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole for the year ended December 31, 1996.



                                                     COOPERS & LYBRAND L.L.P.

Portland, Maine
June 27, 1997


                                        Central Maine Power Company
                                           Form 11-K - Year 1996

                           Central Maine Power Company
                      Employee Savings and Investment Plan

                               For Union Employees


                 Statements of Net Assets Available for Benefits



                                                         As of December 31,
                                                        1996           1995

Investments at Fair Value:
      Retirement Government Money Market Portfolio  $    728,398   $    424,292
      Fidelity Balanced Fund                           2,202,251      1,478,972
      Fidelity Magellan Fund                           6,531,521      4,710,856
      Equity Index Fund                                5,753,277      3,307,889
      Fixed Income Contract Portfolio                  3,342,300      5,800,197
      Fidelity Intermediate Bond Fund                     77,595         25,611
      Asset Manager Income Fund                          236,915         88,798
      Asset Manager Fund                                 565,483        114,690
      Asset Manager Growth Fund                          973,590        248,893
      Central Maine Power Company Stock Fund           4,914,792      5,932,170
      Loans Due from Participants                      1,137,419      1,122,924

         Total Investments                            26,463,541     23,255,292

Receivables:
      Dividends on Company Stock                          89,045         91,942
      Participants' Contributions                          -             62,648
      Employer's Contributions                             -             29,954
         Total Receivables                                89,045        184,544

Net Assets Available for Benefits
                                                     $26,552,586    $23,439,836

     The accompanying notes are an integral part of these financial statements.





                           Central Maine Power Company
                      Employee Savings and Investment Plan
                               For Union Employees


            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1996

                                      Retirement                                              Fixed Income    Fidelity
                                   Government Money   Fidelity      Fidelity        Equity      Contract    Intermediate
                                   Market Portfolio   Balanced    Magellan Fund   Index Fund    Portfolio    Bond Fund    Subtotal
Additions:
    Investment Income
       Net Appreciation
        on Fair Market Value            $            $   90,539    $ (253,050)   $  803,412   $    83,465   $ (3,796)  $   720,570
       Dividend on Company Stock             -             -             -             -             -          -             -
       Interest and Dividends              33,131        92,597       924,190       130,611       160,403      4,204     1,345,136
       Interest on Loans                    7,104         9,504        34,075        17,473         4,059        880        73,095
    Contributions
       Participants'                      129,254       255,170       667,178       435,557        68,641     27,022     1,582,822
       Employer's                             482         1,361         3,412         1,196           127      7,242
                                                                                                                               664
          Total Additions                 169,971       449,171     1,375,805     1,388,249       317,232     28,437     3,728,865
Deductions:
    Benefits Paid to Participants        (166,813)       (5,122)     (115,026)     (109,607)     (428,043)      (459)     (825,070)
    Loan Repayments                        39,756        59,617       221,292       101,841        21,501      7,898       451,905
    Loan Withdrawals                      (18,279)      (57,230)     (233,450)     (139,075)      (71,498)    (1,542)     (521,074)
    Other                                    -             -             -             -           (1,039)      -           (1,039)
       Net Increase Prior to Transfer      24,635       446,436     1,248,621     1,241,408      (161,847)    34,334     2,833,587

Interplan Transfers                           144           592       (17,603)       (1,458)      (24,594)      -          (42,919)
Interfund Transfers                       279,327       276,251       589,647     1,205,438    (2,271,456)    17,650        96,857
       Net Increase (Decrease)            304,106       723,279     1,820,665     2,445,388    (2,457,897)    51,984     2,887,525

Net Assets Available for Benefits:
      Beginning of Year                   424,292     1,478,972     4,710,856     3,307,889     5,800,197     25,611    15,747,817

      End of Year                       $ 728,398    $2,202,251    $6,531,521    $5,753,277   $ 3,342,300   $ 77,595   $18,635,342

     The accompanying notes are an integral part of these financial statements.

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1996

                                       Asset Manager                           Central Maine   Loans Due
                                          Income   Asset Manager Asset Manager Power Company     from
                                           Fund        Fund      Growth Fund    Stock Fund    Participants   Other        Total
Additions:
    Investment Income
       Net Appreciation
        on Fair Market Value            $      29    $  9,539    $  26,709    $  (910,973)  $     -     $      -      $   (154,126)
       Dividend on Company Stock             -           -            -           374,576         -          (2,897)       371,679
       Interest and Dividends              15,588      41,420       80,171           -            -            -         1,482,315
       Interest on Loans                    1,133       1,361        2,712          4,170         -            -            82,471
    Contributions
       Participants'                       26,774      47,484       99,758        117,633         -         (62,648)     1,811,823
       Employer's                             139         390        1,293        661,616         -         (29,954)       640,726
          Total Additions                  43,663     100,194      210,643        247,022         -         (95,499)     4,234,888
Deductions:
    Benefits Paid to Participants            -         (2,345)      (6,501)      (161,645)     (69,788)        -        (1,065,349)
    Loan Repayments                        12,071      11,281       17,351         27,057     (519,665)        -              -
    Loan Withdrawals                      (14,010)     (5,641)     (20,544)       (47,389)     608,658         -              -
    Other                                    -           -            -              -            -            -            (1,039)
       Net Increase Prior to Transfer      41,724     103,489      200,949        (65,045)      19,205      (95,499)     3,168,500

Interplan Transfers                          -           -            (803)        (7,318)      (4,710)        -           (55,750)
Interfund Transfers                       106,393     347,304      524,551     (1,075,105)        -            -              -
       Net Increase (Decrease)            148,117     450,793      724,697     (1,017,378)      14,495      (95,499)     3,112,750

Net Assets Available for Benefits:
      Beginning of Year                    88,798     114,690      248,893      5,932,170    1,122,924      184,544     23,439,836

      End of Year                       $ 236,915    $565,483    $ 973,590    $ 4,914,792  $ 1,137,419  $    89,045   $ 26,552,586

     The accompanying notes are an integral part of these financial statements.


                                        Central Maine Power Company

                                           Form 11-K - Year 1996

                           Central Maine Power Company
                      Employee Savings and Investment Plan

                               For Union Employees

                          Notes to Financial Statements
                                December 31, 1996

1.   Description of the Plan

          The Central Maine Power Company Employee Savings and Investment Plan for Union Employees ("the Plan" or "the Union Plan") was adopted by the Board of Directors of Central Maine Power Company ("the Company") on November 15, 1984 and became effective January 1, 1985. Certain pertinent features of the Plan, as amended, are discussed below.

     a. Eligibility of Participants

     Each employee of the Company who is in a unit of employees covered by a collective bargaining agreement is eligible to join the Plan after completing one year of service during which the employee has worked at least 1,000 hours.

     b.   Elective Contributions by Participants

     Each participant elects a salary reduction percentage to be contributed by the Company on their behalf. Participants may elect to have the Company contribute from 2% to 15% (in multiples of 1%) of their basic compensation to the Plan through a salary reduction agreement.

     c.   Matching Contributions by the Company

     The Company contributes to the Plan an amount equal to 60% of the first 5% of the salary reduction amount contributed on behalf of each participant. Effective June 1, 1997, the Company match will be as follows: 60% of the first 5% plus 50% of the next 2% for a total match of 4% on a 7% salary reduction amount. However, that the total contribution that the Company is obligated to make for any year does not exceed the maximum amount deductible from the Company's gross income under applicable provisions of the Internal Revenue Code. In 1996 and 1995 these provisions limited the annual employee contribution excluded from taxable income to the lesser of 25% of total compensation or approximately $9,500 and $9,200, respectively. The Company's matching contribution may be made from time to time during each year and shall be paid in full as of the date the Company files its federal income tax return for that year.

     d.   Vesting

     Participants are 100% vested in their account balances. Each participant's account consists of their contributions and any rollover money, the matching Company contribution and any net earnings thereon.

     e.   Investment Options

     All contributions made under the plan are commingled in a common/collective trust that also contains the assets of one other employee savings and investment plan of the Company and its affiliated companies. As of December 31, 1996 the contributions were invested by the Trustee, Fidelity Management Trust Company, based upon participant election in one or more of ten Funds. Contributions to all Funds may be invested temporarily in short-term investments prior to purchase of primary Fund securities.

     The Funds consist of:

     Retirement Government Money Market Portfolio - An income fund comprised of short-term, high-quality debt obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     Fidelity Balanced Fund - A diversified fund comprised of high-yielding securities, including common stocks and bonds.

     Fidelity Magellan Fund - A fund comprised primarily of common stock and securities convertible into common stock seeking capital appreciation.

     Equity Fund - The Fidelity U.S. Equity Index Fund comprised of common stock, which attempts to duplicate the composition of the Standard & Poor's Daily Stock Price Index of 500 Common Stocks during the current year. The fund presents a possible approach for investing in a diversified portfolio of common stocks.

     Fixed Income Contract Portfolio - A fixed-income fund comprised of investments yielding a fixed rate of return, as selected by the Trustee, issued mainly by insurance companies and banks. This fund was phased-out and no longer accepts contributions as of March, 1996.

     Central Maine Power Company Stock Fund - A fund comprised of the common shares of the Company.

     Asset Manager Income Fund - A fund emphasizing investment in bonds and short-term instruments for income and price stability, but allows some investment in stocks for their potential to grow and keep pace with inflation.

     Asset Manager Fund - A fund allocating its assets among and across domestic and foreign stocks, bonds and short-term instruments of U.S. and foreign issuers, including those in emerging markets.

     Asset Manager Growth Fund - This fund seeks to maximize a total return over the long term; the Fund allocates its assets among three principal asset classes: stocks, bonds and short-term instruments. However, it may invest in may types of domestic and foreign securities..

     Fidelity Intermediate Bond Fund - A fund that seeks high current income by investing in domestic and foreign investment-grade securities with intermediate maturities and good credit quality.

     Upon enrollment, participants elect the Fund or Funds in which to invest their contributions. The percentage of such contributions invested in a particular Fund must be a multiple of 1%. Participants may change the investment of their future contributions (in multiples of 1% of such contributions) or transfer a portion from one Fund to another. Changes and transfers can be made at any time.

     All Company contributions are initially invested in the Central Maine Power Company Stock Fund. Dividends, interest and other distributions received on the assets held in each Fund shall be reinvested in the respective Fund. Participants may transfer all or a portion of the Company contributions made on their behalf out of the CMP Company Stock Fund.

     f.   Withdrawals and Distributions

     A participant may elect to make a regular withdrawal of up to 100% of the value of their contributions made prior to July 1, 1985, and earnings thereon, (but not less than $500 unless the value of such participant's contributions and earnings thereon total less than $500, in which case such total may be withdrawn) after approval by the Employee Savings and Investment Plan Committee. Only one regular withdrawal may be made in any year.

     Withdrawals with respect to contributions made subsequent to July 1, 1985 may be made only for reasons of hardship. With the consent of the Company's Employee Savings and Investment Plan Committee, a participant may elect to make a hardship withdrawal, as determined in accordance with the Plan provisions, of up to 100% their account.

     Distributions made from the Funds occur as a result of termination of employment, death, retirement or permanent disability no later than 60 days after the end of the Plan year, unless under certain circumstances retiring or disabled participants elect otherwise.

     g.   Participant Loans

     Participants may, in general, borrow in the aggregate not more than 50% of their account balances, subject to a maximum loan of $50,000. Loans bear interest at a rate equal to the current rate of interest being charged by the Central Maine Power Company Employees Federal Credit Union for loans secured by share account balances. Interest rates on loans outstanding at year end range from 7.25% to 14.28%. The maximum term of the loans is generally five years, with borrowed funds being repaid through payroll deductions.

     h.   Expenses

     All expenses of administration of the Plan, including Trustee's and record keeper's fees, are paid by Central Maine Power Company.

2.   Summary of Significant Accounting Policies

     a.   Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     b.   Use of Estimates

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     c.   Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     d.   Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value, except for its investment contract fund, which is valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     e.   Reclassification of Prior Year Balances

     Certain prior year balances have been reclassed to conform with current year presentation.

3.   Investment Contracts with Insurance Companies

     Executive Life

     At December 31, 1996 Fidelity held a fixed income contract with Executive Life Insurance Company (Executive Life) with a contract value of approximately $175,000. The Union Plan holds approximately $50,000 of the Executive Life contract.

     On April 11, 1991 the State of California insurance regulators placed Executive Life under conservatorship. The regulators stated Executive Life would continue to pay monthly annuities, but placed a moratorium on policy surrenders and loans. The Conservation Court of California approved the sale of Executive Life to an investor group - Altus Finance (Altus) and Mutuelle Assurance Artisanale de France (Mutuelle). Under this rehabilitation agreement, Altus agreed to pay $3.25 billion for the Executive Life high risk bonds while Mutuelle agreed to infuse $300 million in capital.

     Together, the agreement formed new company, Aurora National Life Assurance Company.

     This rehabilitation plan was appealed on several points to the California Court of Appeal and subsequently remanded to the Superior Court to be corrected. On August 13, 1993, the Los Angeles Superior Court approved a modified rehabilitation/liquidation plan for Executive Life. The modified plan became effective September 3, 1993. Under the terms of the modified rehabilitation plan, contract holders were given a choice to either opt-in or opt-out of a 5-year fixed income contract with Aurora National Life Assurance Company, the successor to Executive Life.

     Both options meant some loss of original investment to participants, and both were clouded by continuing litigation and complicated by a variety of "holdback" amounts. Under opt-in, participants would receive an initial restructured value of 77% with some potential to realize 86%. Under opt-out, participants would receive an initial restructured value of 56% (assuming favorable resolution of pending litigation) with some potential for eventually realizing a total of 84%. The Company retained Townshend & Schupp, an insurance research and consulting firm, to assist in analyzing the potential value of the options. After review of all the relevant facts and the advice of Townshend & Schupp the Company selected the opt-out approach.

     During 1993, the Plan recorded a reserve of $100,000 reflecting a reduction in the value of the Executive Life contract to the 84% level associated with their opt-out selection. The reserve was reduced to $83,465 in 1995 which represented the balance. As discussed further below, the Company and other parties continue to pursue alternatives in order to protect and enhance the ultimate recovery levels of the Executive Life Contract.

     A number of uncertainties regarding the final settlement of Executive Life issues existed during 1994 and into the first quarter of 1995, including pending litigation and the impact of carrying out the remaining steps of the modified rehabilitation plan. Three subsequent legal challenges existed: one to the general modified rehabilitation plan, one to the transfer of Executive Life's high-yield bonds to its successor, and another to the priority system for dealing with Executive Life contract holders' claims. After the California Court of Appeals issued a decision in February 1995 asserting the priority status of Executive Life contracts held in pension Guaranteed Insurance Contracts and the period for further appeals expired in August 1995, settlement agreements were signed by claimants in late August. The stipulation provided for release of the holdback funds in the fall of 1995 to contract holders who "opted out," with subsequent distributions from the remainder of the trust as assets are liquidated.

     On October 26, 1995 the Plan received a distribution of $1.9 million or 87.5% of the original frozen asset. On May 27, 1996 the Plan received a second distribution of $110 thousand or 4.8% bringing the total received to date of 92.3%. A third distribution of 6.9% was received on May 8, 1997 bringing the total recovery to 99.2% of the original contract. Further distributions are expected as conditions for liquidating assets improve. Full recovery of the original investment is expected. As a result, the Plan has reduced the reserve to zero for the remaining outstanding value of the contract.

     On November 1, 1995, Fidelity Management Trust Company was named successor trustee for the Executive Life contract formerly held in trust by State Street Bank. As successor trustee, Fidelity assumed responsibility for the October 1995 distribution, as well as all future distributions, to individual participant accounts. The March 1995 agreement between State Street Bank and the Company remains unchanged. As previously reported, the Company and its affiliates filed suit against State Street Bank in June 1994, seeking damages for losses arising out of the Bank's purchase and management of the Executive Life contract. The parties agreed to dismiss the suit under an agreement whose terms remain confidential. It is expected that along with resolution of the rehabilitation proceedings, this settlement will result in greater than 100% recovery of the original Executive Life contract.

     Requests from Plan participants for payments or transfers of funds from the Fixed Income Fund will continue to be processed but the shares associated with the remaining Executive Life contract continue to be temporarily frozen.

     Confederation Life

     At December 31, 1995, Fidelity held a fixed income contract with Confederation Life Insurance Company (Confederation Life) with a contract value of approximately $3.2 million. The Union Plan holds approximately $1 million of the Confederation Life contract.

     On August 11, 1994, Canada's Office of the Superintendent of Financial Institutions took over the Confederation Life Insurance Company. On August 12, 1994, the State of Michigan (Confederation Life's port of entry) filed suit to seize the Confederation Life's assets.

     In response to these regulatory actions, the Association of Confederation Life contractors (ACLIC) was formed. The ACLIC membership includes persons that hold or have an interest in Guaranteed Investment Contracts issued by Confederation Life. Fidelity is actively participating in the ACLIC to represent and protect the interests of the Company.

     In November 1995, Confederation Life in Rehabilitation offered contract holders the option of receiving .75% of frozen values each year, pending outcome of the rehabilitation plan. The Plan received a 1.5% payout in March 1996, .75% each for 1994 and 1995. Payments were distributed to participants' accounts according to their current investment elections.

     In April 1996, ACLIC's analysis of the draft plan of rehabilitation indicated recoveries would be in the range of 101-112% for US policy holders. A final plan of rehabilitation was filed in Michigan courts in August 1996 and hearings scheduled beginning October 1996. The Plan became final and unappealable on November 13, 1996. It provides five different payment options for GIC holders:

           A.    Simple liquidation
           B.    Liquidation with loan enhancement
           C.    Cash out
           D. Liquidation with extra loan enhancement for contracts with at least 10% guaranty coverage
           E.    Separate account GIC

     Option D is not applicable since Massachusetts, where the trustee is domiciled, is not a guaranty state and Option E was deemed inappropriate due to CMP's decision to close the Fixed Income Fund.

     The Company has notified Fidelity, and Fidelity has acknowledged, its fiduciary obligations regarding its purchase of the Confederation Life contract. In addition, the Company, as of the close of business on August 16, 1994, segregated approximately $3 million of the Plan's Fixed Income Fund for the common/collective trust and placed hold on all transactions with regard to that amount. This action was taken to ensure that all Plan participants invested in the Fixed Income Fund at the time of seizure by Canadian and Michigan authorities are treated equally.

     In March 1997 CMP selected the immediate cash-out (option C) based on Fidelity's financial analysis of expected returns. The immediate return of more than 100% of principal outweighed the uncertainty of only marginally higher returns over the next four years.

     On April 25, 1997 and May 31, 1997 the Plan received the final two payments constituting 105% of the original contract. Together with the 1.5% interim distribution in March 1996, the total recovery is 106.5%. This is a full and final recovery of the contract.

4.   Related Party Transactions

     Certain Plan investment options are shares of mutual funds managed by the Trustee and Company common stock. Therefore, these transactions qualify as party-in-interest transactions.

5.   Investments

     The following investments represent 5% or more of the total net assets available for plan benefits at December 31, 1996:

                               Description             Amount

     Fidelity Balanced Fund*                        $2,202,251
     Fidelity Magellan Fund*                         6,531,521
     Equity Fund*                                    5,753,277
     Fixed Income Contract Portfolio                 3,342,300
     Central Maine Power Company Stock Fund*         4,914,792

     *Represents a party-in-interest to the Plan.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.   Federal Income Taxes

     The Internal Revenue Service (IRS) has issued a favorable determination letter with respect to the Plan's tax-exempt status under Section 401(a) and 401(k) of the Internal Revenue Code. Therefore, no income taxes have been provided for in the accompanying financial statements.

     Elective contributions to the Plan made by the Company on behalf of employees are not subject to federal income taxes currently, as long as these contributions are below the maximum level derived in accordance with
     Section 401(k) regulations. Contributions and earnings thereon will, in general, be taxable upon distribution, although rules providing for additional deferral may apply with respect to certain distributions of Company stock.



                                        Central Maine Power Company

                                           Form 11-K - Year 1996
                                                Schedule I
                                                Page 3 of 3

                           Central Maine Power Company
                      Employee Savings and Investment Plan

                               For Union Employees

           Item 27a - Schedule of Assets Held for Investment Purposes
                              At December 31, 1996

                                                                                                   Market/
                             Name of Issuer                                                       Contract
     Fund                  and Title of Issue                 Units (A)            Cost             Value

Retirement Government Money Market Fund                       3,480,379          $ 3,480,079       $ 3,480,379
Fidelity Balanced Fund*                                         444,981            5,844,034         6,265,328
Fidelity Magellan Fund*                                         227,277           17,369,975        18,329,931
Equity Fund*                                                    681,152           13,476,214        18,357,048
Asset Manager Income Fund*                                       92,938            1,067,305         1,079,015
Asset Manager Fund*                                             122,564            1,930,411         2,018,627
Asset Manager Growth Fund*                                      197,016            3,054,191         3,221,206
Fidelity Intermediate Bond Fund*                                 40,976              415,341           413,037
Fixed Income
         Sun Life Insurance of America (1994 Contracts)
           Contract rate 7.50%
           Maturity date 12/31/98                               732,854              732,854           732,854
         First Allmerica (1992 Contracts)
           Contract rate 5.80%
           Maturity date 06/30/97                               589,804              589,804           589,804
         Lincoln National (1992 Contracts)
           Contract rate 5.94%
           Maturity date 08/01/97                             1,023,608            1,023,608         1,023,608
         Life of Virginia (1993 Contracts)
           Contract rate 6.50%
           Maturity date 06/30/97                             1,404,819            1,404,819         1,404,819
         Peoples Security Life (1993 Contracts)
           Contract rate 5.41%
           Maturity date 06/30/97                               261,882              261,882           261,882
         Confederation Life Insurance Company (1993
         Contracts)                                           3,202,530            3,202,530         3,202,530
         (See Note 3 to Financial Statements)

*Parties in interest to the plan.




           Item 27a - Schedule of Assets Held for Investment Purposes
                              At December 31, 1996


                                                                                                  Market/
                               Name of Issuer                                                     Contract
      Fund                   and Title of Issue              Units (A)          Cost                Value

Fixed Income (continued)
         Executive Life Insurance Company (1989 Contact)
         (See Note 3 to Financial Statements)
                                                                193,349           193,349            193,349
         Fidelity-Short-term Investment Fund (at par
         value)*
           Contract rate 5.34%                                3,568,754         3,568,754          3,568,754
           Total Fixed Income Fund                                             10,977,600         10,977,600

                                       Central Maine Power Company Stock

         Central Maine Power Company Stock*
           Shares                                             1,057,981       $13,860,059        $12,299,029
         Fidelity U.S. Government Reserve Pool (at par
         value)*                                                365,404           365,404            365,404
           Total CMP Stock Fund                                                14,225,463         12,664,433

           Total Investments All Funds
           Participant Loans, (interest rates
            range from 7.25% to 14.28%,
            Maturity dates are generally
            within 5 years)                                                     2,716,490          2,716,490
           Grand Total                                                         74,557,103         79,523,094

*Parties in interest to the plan.


                        Notes to Schedule I - Investments

     "Units" except for shares of Company stock, indicates each Fund's share of the total units associated with pooled funds, which are accumulations of investments from numerous entities, including the Plan.

     The investments of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees are commingled in a common/collective trust with the investments of one other employee savings and investment plan maintained by the Company and its affiliates. Schedule I presents the consolidated investments of both plans. This Plan's share of the pooled investments is as follows:

                                                                Market/Contract
                                                   Cost               Value

Retirement Government Money Market Portfolio  $    728,398       $    728,398
Fidelity Balanced Fund*                          2,059,297          2,202,251
Fidelity Magellan Fund*                          6,207,765          6,531,521
Equity Fund*                                     4,271,466          5,753,277
Fixed Income Contract Portfolio                  3,342,300          3,342,300
Fidelity Intermediate Bond Fund*                    77,919             77,595
Asset Manager Income Fund*                         234,089            236,915
Asset Manager Fund*                                550,197            565,483
Asset Manager Growth Fund*                         930,939            973,590
Central Maine Power Company Stock*               5,520,593          4,914,792


*Parties in interest to the plan.




                           Central Maine Power Company
                      Employee Savings and Investment Plan

                               For Union Employees

                  Items 27d Schedule of Reportable Transactions
                      For the Year Ended December 31, 1996

                                      No. of                      No. of                Current
                                      Trans.     Purchase         Trans.    Selling     Cost of             Net
      Description of Asset          Purchased      Price          Sold       Price        Asset         Gain/(Loss)

Fidelity Magellan Fund*                    176   $3,451,845           90   $1,360,526   $1,306,551    $   53,975

Equity Fund*                               166    2,355,408           60      711,974      616,069        95,905

Retirement Government Money
Market Portfolio                           115    1,217,708           67      913,746      913,746             0

Fixed Income Contract Portfolio
(Schedule I)                                79    2,918,603          276    4,834,078    4,834,078             0

Central Maine Power Company
Stock Fund:

     CMP Common
     Stock*                                170    1,394,824          153    1,018,781    1,112,462       (93,681)

     Fidelity U.S.
     Government Reserve
     Pool*                                 170    1,032,359          153    1,293,504    1,293,504             0

*Parties in interest to the plan


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into the Company's previously filed registration Statement on Form S-8 (Filed No. 33-44754).


                                                      COOPERS & LYBRAND L.L.P.


Portland, Maine
June 30, 1997



                           Central Maine Power Company

                              Form 11-K - Year 1996


                           Central Maine Power Company
                      Employee Savings and Investment Plan

                               For Union Employees

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Central Maine Power Company
                                   Employee Savings and Investment Plan for
                                   Union Employees
                                             (Name of Plan)



Date: June 30, 1997                D. E. Marsh, Chief Financial Officer,
                                   Member, Employee Savings and
                                   Investment Plan Committee,
                                   Central Maine Power Company